Exhibit (e)(2)

Excerpts from the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 19, 2017.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of President

On May 16, 2017, LendingClub Corporation (the “Company”) announced that Steve Allocca, 44, will join the Company as its President, effective May 22, 2017.

Mr. Allocca will join the Company from PayPal Holdings, Inc., a leading technology platform company that enables digital and mobile payments on behalf of consumers and merchants worldwide, where he served as Vice President and General Manager of Global Credit beginning in 2013. From 2008 through 2012, Mr. Allocca was the Founder and Chief Executive Officer of Loan Science, LLC., one of the leading providers of loan portfolio analytics and management for banks, education companies, insurers and investment firms. Prior to that, he served as President and COO of Education Finance Partners, the nation’s fourth largest originator of private student loans, and held notable positions at Wells Fargo including Head of Personal Credit and SVP of Customer Acquisition and Integrated Marketing.

Under the terms of his employment agreement, Mr. Allocca will receive an annual base salary of $450,000, with a 75 percent bonus target. In addition, partly in recognition of significant cash and equity compensation Mr. Allocca is forfeiting from his former employer, Mr. Allocca will receive an initial equity award of $6 million, which will vest quarterly over a four year period. In addition, he will receive a one-time signing bonus of $600,000, half of which is payable on his start date and half of which is payable on the first anniversary of his start date, and relocation assistance which includes a relocation assistance bonus of $3 million, each of which is subject to a ratable clawback in certain circumstances. The Company also may reimburse Mr. Allocca if and to the extent he is required to repay compensation paid by his prior employer.

There are no arrangements or understandings between Mr. Allocca and any other persons pursuant to which he was appointed as President. There are also no family relationships between Mr. Allocca and any director or executive officer of the Company and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Amendment to Employment Agreement of Tom Casey

On May 17, 2017, the Company entered into an Amendment to its Employment Agreement with Tom Casey, the Company’s Chief Financial Officer (the “Amendment”). Pursuant to the Amendment, the Company will pay Mr. Casey a relocation assistance bonus of $3 million, which is subject to a ratable clawback in certain circumstances.